Exhibit 12.1

National Mentor Holdings, Inc.

Computation of earnings to fixed charges

Amounts in thousands, except ratio of earnings to fixed charges

	Predecessor (1)	Predecessor (1)
	Five Months Ended	Period from March 9, 2001 through					Period from October 1
	February 28,	September	Year Ended September 30,				through
	2001	30, 2001	2002	2003	2004	2005	June 30, 2005	June 29, 2006

Earnings:
(Loss) income before provision (benefit) for income taxes	(5,186)	(215)	1,816	10,404	18,606	24,268	17,988	(43,596)

Fixed Charges	3,496	4,911	8,668	17,624	29,353	32,836	24,797	54,470

(Loss) income before provision (benefit) for income taxes and fixed charges	(1,690)	4,696	10,484	28,028	47,959	57,104	42,785	10,874

Fixed charges:
Interest expense (2)	3,496	4,911	8,668	17,624	29,353	32,836	24,797	54,470

Ratio of earnings to fixed charges	(3)	(3)	1.2	1.6	1.6	1.7	1.7	(3)

(1)                                  On March 9, 2001 and June 29, 2006, the Company changed ownership

(2)                                  Interest expense includes amortization of debt issuance costs and the estimated portion of operating lease expense deemed by management to represent the interest component of rent expense

(3)                                  For the five months ended February 28, 2001, for the period from March 9, 2001 through September 30, 2001, and for the period from October 1, 2005 through June 29, 2006, earnings were insufficient to cover fixed charges by $5.2 million, $215,000 and $43.6 million, respectively.